

December 14, 2010

John E. Peck
President and Chief Executive Officer
HopFed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, KY 42240

>   **Re: HopFed Bancorp, Inc.**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
>   **Quarterly Report on Form 10-Q for the quarter ended September 30, 2010**
>   **File No. 000-23667**

Dear Mr. Peck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information*, including a draft of your proposed disclosures to be made in future filings*, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business
Non-Performing Loans and Other Problem Assets
Allowance for Loan Losses, page 14

1.   We note from your allocation of allowance for loan losses disclosure on page 14 that the allowance allocated to non-residential loans significantly increased in 2009 compared to prior years even though the loans in this category have not increased similarly over the same time period. In addition, we note the allocation of the allowance to the other loans category significantly declined over the same timeframe. Please tell us and revise future filings to explain the reasons for the fluctuations in the allowance allocation and whether or not this change was part of an overall change in your allowance for loan losses methodology.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 33

2.   Please revise your future filings to include the number of your stockholders as of "the latest practicable date" rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, pages 33 and 5

3.   Please provide to us and revise your future filings to include more information regarding the business experience of your directors and executive officers in accordance with the requirements of Item 401(e) of Regulation S-K. In particular, please disclose the specific experience, qualifications, attributes or skills that lead you to conclude that the person should serve as an executive officer and/or director.

Item 13. Certain Relationships and Related Transactions, page 25

4.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

Item 15. Exhibits and Financial Statement Schedules
Exhibit No. 13.1 – Annual Report to Stockholders

Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies
Securities, page 33

5.   We note your accounting policy disclosure on page 33 that for callable agency bonds the premium is amortized to the first call date. We note that ASC 942-320-35-1 states that the period of amortization or accretion for debt securities shall generally extend from the purchase date to the maturity date, not an earlier call date. Please tell us how you determined that your accounting policy complies with the guidance and provide any supporting accounting guidance for your position.

Exhibits 31.1 and 31.2

6.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications omit language from Item 4 whereby you certify that you have responsibility for establishing and maintaining internal control over

financial reporting as well as the certification required by Item 4(b) of Item 601(b)(31). Please file amended certifications and ensure that in all future filings the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended September 30, 2010
Item 1. Financial Statements

Note (5) Loans, page 17

7.   We note from your disclosure on page 17 that commercial real estate loans account for 39.0% and 41.3% of your loan portfolio at December 31, 2009 and September 30, 2010, respectively.   Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

   a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.
   b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.
   c. Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
   d. Clarify whether the B note is immediately charged-off upon restructuring.
   e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.
   f. Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

8.   We note your disclosure on page 19 that the ratio of allowance for loan losses to non-performing loans decreased from 79.0% at December 31, 2009 to 75.4% at September 30, 2010. In addition, we note that your net charge offs increased from $1.48 million for fiscal year 2009 to $2.64 million for the nine months ended September 30, 2010.   In an effort to bridge the gap between observed changes in non-performing loans with the allocation of your allowance for loan losses and charge-offs during the period, please revise your future filings to provide an enhanced discussion of your non-performing loans at period-end so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

9.   We note your disclosure on page 21 that you had troubled debt restructurings (TDRs) classified as performing at September 30, 2010 and December 31, 2009 totaling $9.85 million and $7.82 million, respectively. We were not able to locate any disclosures related to these TDRs in your 2009 Form 10-K or in the previous Forms 10-Q filed in 2010. For *all* loan modifications please tell us as of September 30, 2010 and revise your future filings to disclose the following:

   a.   The factors you review to identify these loans for modification;
   b.   The key features of the modifications, including a description of the significant terms typically modified and the typical length of each modified term;
   c.   Quantification of the amounts of loans modified (by loan type, workout strategy, and TDR versus non-TDR) in each period presented;
   d.   How the loans are initially classified (performing versus non-performing) and whether they continue to accrue interest;
   e.   Policy regarding how many payments the borrower needs to make on the restructured loan before returning the loan to accrual status;
   f.   Whether the modification of loans has been successful. In your discussion, include the average re-default rates and how you consider this information in your determination of the allowance for loan losses.

10.   In addition, for TDRs that are still accruing interest please revise future filings to discuss your nonaccrual policies for TDRs, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and address the following:

   a.   All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;
   b.   How you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance; and
   c.   Whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Note (8) Fair Value of Assets and Liabilities, page 24

11.   We note from your disclosure on page 24 that impaired loans are valued using the fair value of the assigned collateral. In addition, we note that your gross impaired loans have increased from $35.53 million at December 31, 2009 to $39.21 million at September 30, 2010. Given that you appear to have relied on the fair value of the underlying collateral for your allowance for loan losses determination for these loans, please tell us and revise your future filings to disclose the following:

   a.   The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

b. In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;

c. Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

d. In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

e. For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief